SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30225]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

September 28, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of September 2012. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 23, 2012, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

BlackRock New Jersey Investment Quality Municipal Trust Inc. [File No. 811-7670]
BlackRock New York Investment Quality Municipal Trust Inc. [File No. 811-7672]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 26, 2012, each applicant made a liquidating distribution to its shareholders, based on net asset value. Applicants have retained approximately $73,311 and $72,526, respectively, in a liquidating trust to pay contingent liabilities. Expenses of $67,715 incurred in connection with each liquidation were paid by BlackRock Advisors, LLC, applicants' investment adviser.

Filing Dates: The applications were filed on July 31, 2012 and amended on September 7, 2012.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

ASGI Mesirow Insight TEI Fund I, LLC [File No. 811-22219]
ASGI Mesirow Insight Fund I, LLC [File No. 811-22220]
ASGI Mesirow Insight Fund A, LLC [File No. 811-22418]
ASGI Mesirow Insight TEI Fund A, LLC [File No. 811-22419]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to ASGI Mesirow Insight Fund, LLC and, on March 31, 2012, made final distributions to shareholders based on net asset value. Expenses of $94,356, $276,255, $11,390 and $12,038, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The applications were filed on May 29, 2012 and amended on August 2, 2012 and September 6, 2012.

Applicants' Address: Alternative Strategies Group, Inc., 401 South Tryon St., Charlotte, NC 28202.

Mairs & Power Growth Fund Inc. [File No. 811-802]
Mairs & Power Balanced Fund Inc. [File No. 811-1048]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Each applicant transferred its assets to a corresponding series of Mairs & Power Funds Trust and, on December 31, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $176,460 and $10,714, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Dates: The applications were filed on July 31, 2012, and amended on September 6, 2012.

Applicants' Address: 332 Minnesota St., Suite W1520, St. Paul, MN 55101.

AllianceBernstein Greater China 97 Fund Inc. [File No. 811-8201]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 30, 2012, applicant completed its liquidating distributions to shareholders, based on net asset value. Expenses of $1,500 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 19, 2012.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

Washington National Variable Annuity Fund B [File No. 811-1662]

Summary: Applicant, Washington National Variable Annuity Fund B, a unit investment trust registered under the Investment Company Act of 1940 (the "Act"), seeks an order declaring that it has ceased to be an investment company. Washington National Insurance Company ("Company"), of which Applicant is a separate account, terminated the offering of Applicant's variable annuity contracts ("Contracts") in 1981 and has not engaged in any solicitation or marketing activities with respect to the Contracts for 31 years. Since 1981, the number of outstanding Contracts declined as a result of surrenders by owners of the Contracts and deaths of owners or annuitants under their Contracts. As a result, Applicant currently has only 24 beneficial owners of such Contracts. Applicant is not making and does not presently propose to make a public offering of the Contracts. After the deregistration order requested by the Applicant issues, securityholders under the Contracts will be promptly notified that certain legal protections afforded to securityholders of an investment company registered under the Act will no longer apply. However, after issuance of the order, the Company will continue to be responsible for satisfying all the obligations to securityholders under the Contracts.

<u>Filing Date</u>: The application was filed on July 6, 2012.

<u>Applicant's Address</u>: 11815 N. Pennsylvania Street, Carmel IN 46032.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary